SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ____ )*

Ecosphere Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27922X105

(CUSIP Number)

September 15, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922X105                                             13G                                             Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William O. Brisben
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 31,544,143 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 31,544,143 (1)
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,544,143 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.54% (2)
12		TYPE OF REPORTING PERSON IN

(1)

Represents the following securities held by William O. Brisben: 4,921,472 shares of common stock and 535,715 warrants to purchase common stock, exercisable at $0.115 per share expiring September 12, 2019. Also represents the following securities held by Brisben Water Solutions, LLC of which William O. Brisben is manager: 17,391,304 warrants to purchase common stock exercisable at $0.115 per share expiring September 12, 2019 and 8,695,652 shares of common stock issuable upon conversion of principal (not counting up to an additional 869,565 shares issuable upon conversion of accrued interest) under the issuer’s $1,000,000 convertible promissory note which bears interest at 10% annually, matures September 12, 2015 and is convertible at any time at $0.115 per share.

(2)	Based upon 164,147,155 shares outstanding as of September 8, 2014.

CUSIP No. 27922X105                                             13G                                             Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: Ecosphere Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 3515 SE Lionel Terrace, Stuart, Florida 34097.

Item 2.

(a)	This statement is filed on behalf of William O. Brisben (the “Filing Person”).
(b)	The Filing Person’s principal business address is 23 N. Beach Road, Jupiter Island, FL 33455.
(c)	The Filing Person is a citizen of the United States of America.
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 27922X105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 27922X105                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2014

/s/ William O. Brisben
William O. Brisben